FOR IMMEDIATE RELEASE

LABOPHARM INITIATES PHASE III CLINICAL TRIAL FOR
TWICE-DAILY FORMULATION OF TRAMADOL-ACETAMINOPHEN

– Formulation Has Potential to Address
Large Acute Pain Prescription Drug Market –

LAVAL, Québec (March 10, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has begun enrolling patients in its Phase III clinical trial for its twice-daily, tramadol-acetaminophen combination product (study 06CCL3-001).

"Tramadol-acetaminophen combination products have become widely prescribed based on their ability to provide the analgesic potency of tramadol and the rapid efficacy of acetaminophen, as well as their use in treating a broad spectrum of pain types," said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. "Our formulation has the potential to be the first twice-daily tramadol-acetaminophen product, as well as to compete in the broader acute pain prescription drug market globally. Accordingly, it would be an excellent complement to our once-daily tramadol product for the treatment of persistent pain."

Currently marketed tramadol-acetaminophen combination products must be administered four- to six-times per day. Labopharm believes that by metering the release of both tramadol and acetaminophen from a single tablet using its Contramid® controlled-release technology, its formulation has the potential to offer enhanced patient compliance through twice-daily administration, as well as a potentially improved side effect profile. More importantly, based on its potential potency, efficacy, safety and convenience, the Company's novel formulation of tramadol-acetaminophen could be well positioned as an alternative to other prescription products for the treatment of mild to moderate acute pain, including mild-opioids, tramadol, COX-2 inhibitors, non-steroidal anti-inflammatory drugs (NSAIDs) and combination forms of these products.

Study 06CCL3-001 is a multi-centre, randomized, double-blind, parallel-arm study that will compare the efficacy and safety of Labopharm's twice-daily tramadol-acetaminophen combination product to placebo in the treatment of acute low back pain. The study, which is being conducted at more than 20 centers in the U.S. and Canada, has a treatment period of approximately one week and is expected to include more than 250 patients.

About the Acute Pain Prescription Market

The number of prescriptions written for acute pain products (mild-opioids, tramadol, COX-2 inhibitors, non-steroidal anti-inflammatory drugs and combinations forms of these products) in the U.S. alone in 2007 grew to 290 million and accounted for sales of US$9.0 billion.

About Tramadol-Acetaminophen Combination Products

Tramadol-acetaminophen combination products offer the analgesic strength of tramadol and the rapid analgesia of acetaminophen in a single tablet. Tramadol-acetaminophen combination products were first launched in 2001 in the United States and in 2003 in other major markets and are indicated for the short-term (five days or less) management of acute pain in the US and the symptomatic treatment of moderate to severe pain in the rest of the world. Tramadol-acetaminophen combination products are currently available only in formulations that must be administered four- to six-times per day.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the outcomes of clinical trials, to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D'Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com